SECI

20010610

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-01-57662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road Suite 100
(No. and Street)

Pittsburgh	PA	15237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, P.C.
(Name – *if individual, state last, first, middle name*)

2009 Mackenzie Way Ste 100	Cranberry Township	PA	16066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ralph S. Boyd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, LTD, as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Renea S. Tomasko, Notary Public
Chippewa Twp., Beaver County
My Commission Expires April 28, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGHENY INVESTMENTS, LTD.

PITTSBURGH, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2019

This report is deemed CONFIDENTIAL in accordance with Rule 17 a-5 (e)(3) under the Securities Exchange Act of 1934. A Statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

ALLEGHENY INVESTMENTS, LTD.

DECEMBER 31, 2019

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Allegheny Investments, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allegheny Investments, Ltd. (the "Company") as of December 31, 2019; the related statements of income, changes in stockholders' equity, and cash flows for the year then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

S.R. Snodgrass, P.C. • 2009 Mackenzie Way, Suite 340 • Cranberry Township, Pennsylvania 16066 • Phone: 724-934-0344 • Fax: 724-934-0345

Supplemental Information

The supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under 15c3-3 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Allegheny Investments, Ltd.'s financial statements. The Supplemental Information is the responsibility of Allegheny Investments, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 28, 2020

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	1,497,795
Deposits held in accounts with clearing organization		70,069
Equity securities		1,816,065
Receivables from clearing organization		93,213
Other receivables		568,367
Furniture and fixtures - net of accumulated depreciation of $366,092		122,772
Intangible assets - net of accumulated amortization of $176,896		161,330
Prepaid expenses		133,615
Total assets	$	4,463,226

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued advisor payout	$	248,603
Accounts payable - related party		2,573,494
Accrued expenses and other liabilities		261,616
Total liabilities	$	3,083,713
STOCKHOLDERS' EQUITY		
Common stock - voting; no par value; 100,000 shares authorized; 1,320 shares issued and 1,254 shares outstanding	$	150,180
Retained earnings		1,243,764
Treasury stock, 66 shares at cost		(14,431)
Total stockholders' equity	$	1,379,513
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,463,226

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

REVENUES		
Commission and advisory revenue:		
Service fees and commissions on investment company shares	$	3,870,471
Investment advisory fees		3,484,791
Commissions on annuities		1,087,486
Commissions on partnership interests		596,219
Commissions on insurance		75,096
Commissions on securities		42,684
Other Income		
Gain on equity securities		97,471
Dividend income		34,021
Revenue share from clearing firm		19,803
Interest income		1,053
Other income		554
TOTAL REVENUES		9,309,649
EXPENSES		
Employee compensation and benefits		7,730,358
Brokerage fees		510,230
Occupancy & equipment		150,300
Communication & technology		129,841
Professional fees		101,395
Advertising		56,134
Travel & entertainment		84,345
Other expenses		243,134
TOTAL EXPENSES		9,005,737
NET INCOME	$	303,912

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2019

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2018	$ 150,180	$ 1,339,852	$ (14,431)	$ 1,475,601
Net income	-	303,912	-	303,912
Distributions	-	(400,000)	-	(400,000)
Balance, December 31, 2019	$ 150,180	$ 1,243,764	$ (14,431)	$ 1,379,513

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITES		
Net income	$	303,912
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation		70,093
Amortization		96,531
Gain on sale of equity securities		(97,471)
(INCREASE) DECREASE IN OPERATING ASSETS		
Purchases and proceeds from the sale of equity securities, net		(33,010)
Receivable from clearing organization		162,971
Other receivables		10,860
Prepaid expenses		10,315
INCREASE (DECREASE) IN OPERATING LIABILITES		
Accrued advisor payout		(65,310)
Accounts payable - related party		15,072
Accrued expenses and other liabiliites		16,968
NET CASH PROVIDED BY OPERATING ACTIVITIES		490,931
INVESTING ACTIVITIES		
Payments for purchase of intangible assets		(83,879)
NET CASH USED FOR INVESTING ACTIVITIES		(83,879)
FINANCING ACTIVITIES		
Distributions paid		(400,000)
NET CASH USED FOR FINANCING ACTIVITIES		(400,000)
INCREASE IN CASH AND CASH EQUIVALENTS		7,052
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,490,743
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$	1,497,795
SUPPLEMENTAL INFORMATION - NON-CASH ITEMS		
Purchase of intangible assets	$	165,479

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Allegheny Investments, Ltd. (the “Company”) is an introducing broker-dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the “Customer Protection Rule”). It does not hold funds or safe keep customer securities. The Company clears securities transactions through National Financial Services, LLC (NFS) on a fully disclosed basis.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in equity securities have readily determinable fair values. Realized and unrealized gains and losses on equity securities are included in revenue.

Furniture and Fixtures – Furniture and fixtures are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation – Depreciation is calculated using straight-line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery period are as follows:

Assets	Economic Lives/ Recovery Period
Furniture and fixtures	3 - 10 years

Depreciation expense for the year ended December 31, 2019, amounted to $70,093.

Intangible Assets – In 2015, the Company began purchasing book of businesses from existing investment advisors. These Intangible assets are amortized straight- line over the remaining useful life of the assets.

		2019
Beginning Balance	$	96,231
Add: Acquired		241,995
Subtract: Amortization		(176,896)
Ending Balance	$	161,330

Cash Flows – For purposes of the Statement of Cash Flows, the Company considers highly liquid investments, purchased with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk – The Company's principal activities include sales of securities, real estate partnerships, annuities, and insurance contracts with most of the clients located in the western Pennsylvania area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables – Receivables primarily consist of revenue due to the Company, related primarily to commissions and service fees earned in the last month of the calendar year, being a distributor for various investment and insurance products. The Company has reviewed the accounts receivable, and management considers the balance at year-end to be substantially collectible.

Advertising Costs – The Company's policy is to expense advertising costs in the year in which they occur.

2. REVENUE RECOGNITION

In accordance with ASC Topic 606, the main types of revenue recognized by the Company are as follows:

Service Fees and Commissions on Investment Company Shares - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with Investment Companies or Funds (Fund) to distribute or sell shares to investors / customers. The Company may receive service fees paid by the Fund up front, over time, or upon the investors exit from the Fund. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date or during the month in which the investments in the fund are held. The service fee is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are susceptible to factors outside the Company's influence. Since these factors are not determinable until the market value of the fund is known (usually monthly or quarterly) service fees are recognized over the passage of time as the Company has investments in the funds, in the period earned.

Investment Advisory Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Advisory fee arrangements are based on a percentage applied to the customer's assets under advisement. Advisory fees are received quarterly, semi-annually and (in a few instances) annually and are recognized as revenue at the time they relate specifically to the services provided in that period. Advisory fees collected at the beginning of a service period are deferred and recognized as revenue as the service period elapses.

3. EQUITY SECURITIES

A summary of equity securities at December 31, 2019, is as follows:

		2019
Mutual funds - municipals	$	1,783,935
Other investments		32,130
Total	$	1,816,065

4. INCOME TAXES

The Company, with the consent of its stockholders, has elected to have its income taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in other expenses on the Statement of Income. The Company's federal and state income tax returns for taxable years ending prior to 2015 are closed for purposes of examination by the Internal Revenue Service and state taxing authorities.

5. PROFIT SHARING PLAN

The Company is involved in a joint profit-sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company may, at the discretion of the Board of Directors, make a discretionary contribution into the Plan during the year. The Company's allocated contribution was $279,279 to the plan during the year ended December 31, 2019.

6. RELATED-PARTY TRANSACTIONS

The Company has a payable of $2,573,494 to an affiliated corporation for various expenses and distributions that have been allocated between the corporations based on the terms of the expense sharing agreement. Amounts included on the Statement of Income that have been paid by the affiliated organization, and are therefore related party transactions are as follows:

Balance December 31, 2018	$	2,561,166
Cash repayment		(3,200,000)
Distributions		400,000
401k discretionary contribution		248,582
Expenses:		
Employee compensation and benefits		2,263,184
Brokerage fees		27,786
Occupancy & equipment		89,819
Communication & technology		105,212
Professional fees		60,933
Advertising		49,191
Travel & entertainment		91,746
Other Expenses		(124,125)
Balance December 31, 2019	$	2,573,494

7. OPERATING LEASES

The Company and an affiliated corporation have entered a nine-year lease for the facilities they currently occupy. The first payment on this lease agreement commenced in March of 2013. The total monthly rental is $43,796 for the first three years; $45,881 for the next three years; and $47,967 for the remaining three years. The Company's portion of these rental payments is $29,802 for the first three years; $15,990 for the next three years; and $10,150 for the remaining three years.

7. OPERATING LEASES (continued)

The following is a schedule of the Company's portion of future minimum rental payments required under the above leases as of December 31, 2019:

Year Ended		Amount
2020	$	121,797
2021		121,797
2022		20,299

Rental expense amounted to $130,196 for the year ended December 31, 2019.

8. STOCKHOLDERS' EQUITY

The stockholders of the Company entered into an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that ownership of the Company will be determined by the cumulative gross revenues produced for the Company by each revenue producer at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death, disability, or retirement if those shares are not purchased by any of the other stockholders.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $272,988 which was $67,407 in excess of its required net capital of $205,581. The Company's net capital ratio was 11.3 to 1.

10. LITIGATION

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels are defined as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The following table presents the assets reported on the Statement of Financial Condition at their fair value as of December 31, 2019, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2019			
	Level I	Level II	Level III	Total
Assets:				
Equity Securities:				
Mutual funds- municipals	$ 1,783,935	$ -	$ -	$ 1,783,935
Other investments	32,130	-	-	32,130
Total	$ 1,816,065	$ -	$ -	$ 1,816,065

	2019
Total net gain on equity securities	$ 97,471
Less: gains on securities sold during the year	-
Plus: losses on securities sold during the year	-
Unrealized net gains on securities held at end of year	$ 97,471

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Equity investment securities are valued based upon quoted market prices.

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Additionally, certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, deposits held in accounts with clearing organization, receivables, payables, and accrued expenses.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities transactions are introduced on a fully disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by NFS.

13. SUBSEQUENT EVENTS

Management has reviewed events occurring through February 28, 2020, the date the financial statements were issued, and no other subsequent events occurred requiring accrual or disclosure.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL		
Total stockholders' equity	$	1,379,513
Less Nonallowable assets:		
Receivables from brokers or dealers		518,682
Furniture and equipment		122,772
Intangible asset		161,330
Prepaid expenses		133,615
TOTAL NONALLOWABLE ASSETS		936,399
NET CAPITAL BEFORE HAIRCUTS		443,114
Haircuts on trading securities - other		(170,126)
NET CAPITAL	$	272,988
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses	$	3,083,713
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	205,581
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	205,581
Excess net capital	$	67,407
Ratio: Aggregate indebtedness to net capital		11.3 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$	1,682,419
ADJUSTMENTS		
Adjustment to record NFS incentive income		50,000
Adjustment to record SIPC-7 Payment		(544)
Adjustment to correct Payout Payable		(187,690)
Adjustment to correct Cost Allocation		(622,615)
Adjustment to record Discretionary 401k contribution		(248,582)
Adjustment to record Distributions		(400,000)
AUDITED NET CAPITAL	$	272,988

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Schedule II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis

Name of Clearing firms - National Financial Services

Allegheny Investments, Ltd. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Allegheny Investments, Ltd. (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 28, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022183 FINRA DEC
ALLEGHENY INVESTMENTS, LTD
STONE QUARRY CROSSING
811 CAMP HORNE ROAD SUITE 100
PITTSBURGH, PA 15237-1282

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steve Hawbaker (412) 536-8041

2. A.	General Assessment (item 2e from page 2)	$ 1,052
B.	Less payment made with SIPC-6 filed **(exclude interest)** 07-29-2019 Date Paid	(507)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	544
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 544

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☒
Total (must be same as F above) $ 544

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allegheny Investments, LTD
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 25 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,309,649
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,608,591
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	8,608,591
2d. SIPC Net Operating Revenues	$ 701,058
2e. General Assessment @ .0015	$ 1,052
	(to page 1, line 2.A.)

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to the Securities and Exchange Act Rule 17a-5(4)(b) for the fiscal period ended December 31, 2019, in which (a) Allegheny Investments, Ltd. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Allegheny Investments, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions) and (b) Allegheny Investments, Ltd. stated that Allegheny Investments, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Allegheny Investments, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegheny Investments, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 28, 2020

S.R. Snodgrass, P.C. • 2009 Mackenzie Way, Suite 340 • Cranberry Township, Pennsylvania 16066 • Phone: 724-934-0344 • Fax: 724-934-0345

EXEMPTION REPORT
Pursuant to SEA Rule 17a-5(4)(b)
For the Fiscal Period Ending December 31, 2019

I, Ralph S. Boyd, Treasurer, certify that, to the best of my knowledge and belief, the following statements made on behalf of SEC registered broker/dealer and FINRA member firm, Allegheny Investments, LTD, CRD # 7597, are true, accurate and complete:

- The Firm claimed an exemption from SEA Rule 15c3-3, (Customer Protection Rule) provided by paragraph k(2)(ii) of the Rule, for the fiscal period referenced above.

  The provisions of the Customer Protection Rule are not applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of SEA Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

- For the fiscal period referenced above, the Firm met the exemption provisions of paragraph k(2)(ii), without exception. The Firm clears customer transactions through National Financial, (CRD 13041) and promptly transmits all customer funds and securities to the clearing firm, which carries all of the accounts of such customers.

- The Firm has not recorded any exceptions to the exemption provisions of k(2)(ii) for the fiscal period referenced above.

Allegheny Investments, LTD

Signature

2-25-2020

Date